SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Avidity Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05370A108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants (as defined in Item 4 of Amendment No. 3))*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.99%*
14	TYPE OF REPORTING PERSON PN, IA

*As more fully described in Item 4, the Shares issuable upon exercise of the Pre-Funded Warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of Shares set forth on rows (8), (10) and (11) give effect to such blocker.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,079,734 (including 3,796,864 Shares issuable upon exercise of Pre-Funded Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

*As more fully described in Item 4, the Shares issuable upon exercise of the Pre-Funded Warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of Shares set forth on rows (8), (10) and (11) give effect to such blocker.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 4 (“Amendment No. 4”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on June 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed jointly by the Reporting Persons with the SEC on February 2, 2023 (“Amendment No. 1”), as amended by Amendment No. 2 filed jointly by the Reporting Persons with the SEC on January 24, 2024 (“Amendment No. 2”) and as amended by Amendment No. 3 filed jointly by the Reporting Persons with the SEC on March 1, 2024 (“Amendment No. 3”, and together with the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”), with respect to common stock, par value $0.0001 per share (the “Shares”) of the Issuer.

Items 3, 5 (a)-(c) and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used for the purchase of the 8,282,870 Shares reported herein and the Pre-Funded Warrants was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein and the Pre-Funded Warrants is approximately $487,900,589.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 117,121,397 Shares outstanding, which is the sum of: (i) the 109,801,397 Shares outstanding as of July 22, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 9, 2024; and (ii) the 7,320,000 Shares to be issued in a public offering as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the SEC on August 15, 2024, and assumes the exercise of the Pre-Funded Warrants subject to the Blocker.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last paragraph of Item 6 of Amendment No. 3 is hereby amended and restated as follows:

Since the filing of the Schedule 13D, the Reporting Persons have acquired and disposed of cash-settled swaps that constitute long economic exposure to the Shares (“Long TRS Positions”). Currently the Long TRS Positions of the Reporting Persons constitute long economic notional exposure to 900,000 Shares or approximately 0.8% of the outstanding Shares in the aggregate. All balances due under the swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares. In addition, the swaps do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, do not provide the Reporting Persons with an option to purchase any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Shares referenced in such cash settled swaps and disclaim beneficial ownership of the to which such swaps relate.

In addition, Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have a short position that represents 143,556 Shares, which is approximately 0.1% of the Shares outstanding.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 23, 2024

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule 1

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price ($)*	Price Range ($)*
06/24/2024	(28,933)**	40.0000
06/25/2024	(128,972)**	40.4575	40.1869-40.8000
06/26/2024	(5,000)**	40.0001
06/27/2024	(297,266)**	40.4813	40.2000-40.9836
06/28/2024	(500,000)	40.8500
06/28/2024	(105,000)**	41.0190	41.0000-41.0374
07/01/2024	(225,000)**	41.0538	41.0000-41.2421
07/09/2024	(92,902)**	40.1616	40.0230-40.4815
07/10/2024	(150,000)**	41.4347	41.0090-41.7729
07/10/2024	(255,000)**	42.3729	42.0000-42.5344
07/11/2024	(409,423)**	44.2089	43.5592-44.5278
07/12/2024	(233,392)**	44.5726	44.5017-44.8128
07/15/2024	(209,910)**	45.5431	45.2006-45.7571
07/15/2024	(600,000)	45.6200
07/15/2024	600,000***	45.6200
07/16/2024	(355,958)**	46.6329	46.1414-46.7739
07/17/2024	(125,000)**	46.3345	46.0229-46.7167
07/18/2024	(121,980)**	45.8136	45.4978-46.0172
07/19/2024	(125,917)**	45.0449	45.0105-45.1750
07/22/2024	(378,034)**	46.0810	45.5020-46.3763
07/23/2024	(185,900)**	46.6228	46.5012-47.0000
07/24/2024	(21,306)**	45.8840
07/25/2024	(315,000)	45.8929	45.8001-46.2500
07/25/2024	(111,630)**	46.0600	45.5149-46.5030
07/30/2024	(23,762)	45.5047
07/31/2024	(130,938)	45.7311	45.5124-46.0000
08/01/2024	(100,000)	46.0041
08/09/2024	(255,279)	46.5587	46.0000-47.0000
08/12/2024	(7,738)	45.0596
08/13/2024	(102,195)	45.1098	45.0058-45.3155
08/14/2024	(13,605)	43.0001	43.0000-43.0005
08/15/2024	(300,000)	44.8524	44.0390-45.0276
08/15/2024	(417,199)	45.5450	45.4793-45.7997
08/16/2024	(42,064)	45.0919	45.0000-45.1157
08/19/2024	(321,389)	45.4286	45.3745-45.5096
08/20/2024	(11,602)	45.0670
08/21/2024	(189,333)	45.7628	45.5000-46.0000
08/22/2024	(4,529,103)	42.8550
08/22/2024	1,922,967***	42.8550
08/22/2024	2,606,136	42.8550

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).

** Short sale.

*** Buy to cover.